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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)

FIRST NATIONAL OF NEBRASKA, INC. (Name of Issuer)
COMMON STOCK, PAR VALUE $5.00 PER SHARE (Title of Class of Securities)
335720108 (CUSIP Number)
BRUCE R. LAURITZEN FIRST NATIONAL OF NEBRASKA, INC. 1620 Dodge Street Omaha, NE 68197 (402) 341-0500 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 4, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

(Continued on following page(s))

Page 1 of 9 Pages

CUSIP No. 335720108	13D	Page 2 of 9 Pages

(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of Above Persons Elizabeth D. Lauritzen

(2)	Check the Appropriate Box if a Member	(a)	☒
	of a Group*	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds*	00

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 52,286

		(8)	Shared Voting Power 34,854

		(9)	Sole Dispositive Power 52,286

		(10)	Shared Dispositive Power 34,854

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 87,140

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.05%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 335720108	13D	Page 3 of 9 Pages

(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of Above Persons Bruce R. Lauritzen

(2)	Check the Appropriate Box if a Member	(a)	☒
	of a Group*	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds*	00

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 99,867

		(8)	Shared Voting Power 12,756

		(9)	Sole Dispositive Power 99,867

		(10)	Shared Dispositive Power 200

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 129,139(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 38.61%

(14)	Type of Reporting Person* IN

(1)	Includes an additional 16,516 shares held by The Helen Roberts Trust for the Benefit of Bruce R. Lauritzen of which he is a beneficiary and, as such, has a right to receive dividends and sale proceeds.

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 335720108	13D	Page 4 of 9 Pages

(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of Above Persons
	Lauritzen Corporation	47-0444651

(2)	Check the Appropriate Box if a Member	(a)	☒
	of a Group*	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds*	BK

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization NE

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 77,048

		(9)	Sole Dispositive Power 0

		(10)	Shared Dispositive Power 77,048

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 77,048

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 23.03%

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 335720108	13D	Page 5 of 9 Pages

(1)	Names of Reporting Person. S.S. or I.R.S. Identification Nos. of Above Persons
	FirstLine Insurance Services, Inc.	47-0817405

(2)	Check the Appropriate Box if a Member	(a)	☒
	of a Group*	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds*	00

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization NE

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 11,708

		(9)	Sole Dispositive Power 0

		(10)	Shared Dispositive Power 11,708

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,708

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 3.50%

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The total amount of funds required by Lauritzen Corporation to acquire the 5,160 FNNI shares reported in Item 5 was $13,230,240, which was financed entirely by borrowed funds. On March 4, 2002, Lauritzen Corporation amended its credit facility with American National Bank and Trust Company of Chicago ("American National") to allow Lauritzen Corporation to refinance its existing debt to American National to finance, among other things, the purchase of the FNNI shares reported in Item 5. This loan is for a period of one year, bears interest at a floating rate, and is secured by a pledge of 10,000 FNNI shares (which were previously pledged pursuant to the prior loan agreement with American National) and certain other assets of Lauritzen Corporation. A copy of the promissory note is included as Exhibit A hereto.

        In addition, Bruce R. Lauritzen used approximately $285,157 of deferred compensation owed to him to acquire the FNNI stock options reported in Item 5 below.

ITEM 4.  PURPOSE OF TRANSACTION

        Lauritzen Corporation acquired the FNNI shares reported in Item 5 in order to increase its equity interest in FNNI, which Lauritzen Corporation believes is an attractive investment. Similarly, Bruce R. Lauritzen acquired the FNNI stock options reported in Item 5 because he believes FNNI stock is an attractive investment. As discussed in Item 5 below, Bruce R. Lauritzen, Elizabeth D. Lauritzen, Lauritzen Corporation and FirstLine Insurance Services, Inc. may be deemed, as a group, to control FNNI.

        Depending upon the results of operations and other facts and circumstances then existing, including evaluation of the business and prospects of FNNI, availability of funds, alternative uses for funds and investments to which the funds of such reporting person may be dedicated and general market conditions, one or more of the reporting persons may make additional investments in FNNI, but at the present time, none of Elizabeth D. Lauritzen, Bruce R. Lauritzen, Lauritzen Corporation or FirstLine Insurance Services, Inc. has any plans or proposals which relate to or would result in:

  (a)
  The acquisition by any person of additional securities of FNNI, or the disposition of securities of FNNI;

  (b)
  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FNNI or any of its subsidiaries;

  (c)
  A sale or transfer of a material amount of assets of FNNI or any of its subsidiaries;

  (d)
  Any change in the present board of directors or management of FNNI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e)
  Any material change in the present capitalization or dividend policy of FNNI;

  (f)
  Any other material change in FNNI's business or corporate structure;

  (g)
  Changes in FNNI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  (h)
  The common stock of FNNI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (i)
  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of Schedule 13D is amended in its entirety to read as follows:

        The following table sets forth the beneficial ownership of FNNI shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such FNNI shares.

Name	Amount and Nature of Beneficial Ownership		Percent of Shares
Elizabeth D. Lauritzen	87,140	(1)(5)	26.05%
Bruce R. Lauritzen	129,139	(2)(3)(4)(5)	38.61%
Lauritzen Corporation	77,048	(3)(5)	23.03%
FirstLine Insurance Services, Inc.	11,708	(4)(5)	3.50%

        (1)  Consists of 52,286 shares over which Mrs. Lauritzen exercises sole investment and voting power; 4,922 shares over which Mrs. Lauritzen, as co-trustee of the John R. Lauritzen Marital Trust, shares voting and dispositive power with the Bank; and 16,516 shares and 13,416 shares which Mrs. Lauritzen shares investment and voting power with the Bank, but Mr. Lauritzen and Ann Lauritzen Pape, respectively, have rights to receive dividends and sale proceeds. In addition, Mrs. Lauritzen is the income beneficiary of the John R. Lauritzen Marital Trust.

        (2)  Consists of 9,038 shares over which Mr. Lauritzen exercises sole investment and voting power; 200 shares over which he shares investment and voting power with his spouse; 77,048 shares which are owned by the Lauritzen Corporation; 11,708 shares which are owned by FirstLine Insurance Services, Inc.; 2,073 shares which Mr. Lauritzen has the right to acquire through the exercise of stock options; 16,516 shares from which Mr. Lauritzen has the right to receive dividends and sale proceeds and Elizabeth D. Lauritzen shares investment and voting power with the Bank; and 1,474 shares and 11,082 shares owned by the Lauritzen Corporation pension plan and the Bank pension plan, respectively, over which he has voting power.

        (3)  77,048 shares are reported as beneficially owned by both Bruce R. Lauritzen and Lauritzen Corporation. Mr. Lauritzen, as Chairman of the Lauritzen Corporation and as the holder of the majority of the voting power of Lauritzen Corporation, has sole investment and voting power of the shares owned by the Lauritzen Corporation.

        (4)  11,708 shares are reported as beneficially owned by both Bruce R. Lauritzen and FirstLine Insurance Services, Inc. Mr. Lauritzen, as a Director of FirstLine Insurance Services, Inc. and as the holder of the majority of the voting power of Lauritzen Investments Incorporated, the parent of FirstLine Insurance Services, Inc., has sole investment and voting power of the shares owned by the FirstLine Insurance Services, Inc.

        (5)  Certain shares are reported as beneficially owned by Bruce R. Lauritzen, Elizabeth D. Lauritzen, Lauritzen Corporation and FirstLine Insurance Services, Inc. The total number of shares beneficially owned by them, without duplication, is 199,763 or approximately 59.72% of the issued and outstanding shares.

        On March 4, 2002, Lauritzen Corporation acquired 4,160 FNNI shares from United of Omaha Life Insurance Company in a private transaction for a purchase price of $2,564 per share. Also on March 4, 2002, Lauritzen Corporation acquired 1,000 FNNI shares from Giltner Investment Partnership, Ltd. in a private transaction for a purchase price of $2,564 per share. On February 8, 2002, Bruce R. Lauritzen directed approximately $285,157 of deferred compensation owed to him to acquire fully vested stock options to acquire an additional 238 FNNI shares upon exercise.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than the promissory note described in Item 2 above and attached hereto as Exhibit A, none of Elizabeth D. Lauritzen, Bruce R. Lauritzen, Lauritzen Corporation or FirstLine Insurance Services, Inc. are party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of FNNI, including, but not limited to, transfer or voting of any such securities, finders fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        The Second Amended and Restated Joint Filing Agreement of Elizabeth D. Lauritzen, Bruce R. Lauritzen, Lauritzen Corporation and FirstLine Insurance Services, Inc. filed as an exhibit to the reporting parties' Amendment No. 11 to Schedule 13D dated January 31, 2002 is incorporated herein by reference. In addition, the following are filed as Exhibits to this Amendment No. 12 to Schedule 13D:

  A.
  Promissory Note

  B.
  Powers of Attorney to Bruce R. Lauritzen, Margaret Lauritzen Dodge and Daniel K. O'Neill from Elizabeth D. Lauritzen.

  C.
  Powers of Attorney to Margaret Lauritzen Dodge and Daniel K. O'Neill from Bruce R. Lauritzen.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2002	ELIZABETH D. LAURITZEN
	By:	/s/ DANIEL K. O'NEILL Daniel K. O'Neill, Attorney-In-Fact
BRUCE R. LAURITZEN
	By:	/s/ DANIEL K. O'NEILL Daniel K. O'Neill, Attorney-In-Fact
LAURITZEN CORPORATION
	By:	/s/ DANIEL K. O'NEILL Daniel K. O'Neill, Executive Vice President
FIRSTLINE INSURANCE SERVICES, INC.
	By:	/s/ DANIEL K. O'NEILL Daniel K. O'Neill, Vice President

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  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 4. PURPOSE OF TRANSACTION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE